SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

(Amendment No. 15)

RULE 13e—3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Office Properties Inc.

(Name of the Issuer)

Brookfield Property Partners L.P.
Brookfield Property Split Corp.

Brookfield Office Properties Exchange LP

Brookfield Asset Management Inc.
(Names of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

John Stinebaugh Brookfield Global Property Advisor Limited Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281-1023 Telephone: (212) 417-7000	Copy to: Mile Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, NY 10036 Telephone: 212-880-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.  ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☐  A tender offer.

d.  ☒  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE*

Transaction Value*	Amount of Filing Fee**
$5,389,022,174.90	$694,107

*                 Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $19.39, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**          The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

☒ Check the box if any part of the fee is offset as provided by Rule 0—11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $453,829

Form or Registration No.:  Registration Statement on Form F-4

Filing Party:  Brookfield Property Partners L.P.

Date Filed:  December 23, 2013

Amount Previously Paid:  $240,278

Form or Registration No.:  Schedule 13E-3

Filing Parties:  Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc.

Date Filed:  December 23, 2013

INTRODUCTION

This Rule 13e-3 Amendment No. 15 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY”), (ii) Brookfield Property Split Corp., a British Columbia, Canada corporation, (ii) Brookfield Office Properties Exchange LP, an Ontario, Canada limited partnership, (iv) Brookfield Asset Management Inc., an Ontario, Canada corporation, and (v) Brookfield Property Partners Limited, a Bermuda exempted limited partnership (collectively, the “Filing Persons”) to amend and supplement the Schedule 13E-3 filed by the Filing Persons with the SEC on December 23, 2013 (as amended, the “Schedule 13E-3”).

This Final Amendment is being filed with the SEC to report that the Rule 13e-3 transaction was completed on June 9, 2014 when BPY, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP (together, the “Purchasers”) completed the court-approved plan of arrangement pursuant to section 192 of the Canada Business Corporations Act to acquire all remaining outstanding common shares of Brookfield Office Properties Inc. (“BPO”). As of June 9, 2014, BPY beneficially owns 100% of the common shares of BPO. Additionally, this Final Amendment includes as Exhibit (a)(33) the press release jointly issued by BPY and BPO in connection with the above.

Item 16. Exhibits (Regulation M-A, Item 1016)

Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

(a)(33) Press Release dated June 9, 2014 Announcing Completion of Acquisition of Brookfield Office Properties Inc. (incorporated by reference from Exhibit 99.1 to BPY’s Form 6-K dated June 9, 2014).

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated as of June 9, 2014.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Richard B. Clark
Name: Richard B. Clark
Title: Chief Executive Officer

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, by its general partners, BOP EXCHANGE GP ULC

	By:	/s/ Richard B. Clark
Name: Richard B. Clark
Title: Chief Executive Officer

BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A. J. Silber
Name: A. J. Silber
Title: VP, Legal Affairs

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